United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITY EXCHANGE ACT OF 1934

Commission file number  1-8422

          A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Countrywide Financial Corporation 401(k)
Savings And Investment Plan
c/o Countrywide Financial Corporation
Human Resources: Benefits Department
35 North Lake Avenue
MS 55-56
Pasadena, CA 91101

          B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Countrywide Financial Corporation
4500 Park Granada
Calabasas, CA 91302

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

/s/ Marshall M. Gates

Senior Managing Director
and Chief Administrator Officer
Countrywide Financial Corporation

Date: June 28, 2006

Financial Statements and Report of

Independent Registered Public Accounting Firm

COUNTRYWIDE FINANCIAL CORPORATION

401(k) SAVINGS AND INVESTMENT PLAN

December 31, 2005 and 2004

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - DECEMBER 31, 2005 and 2004	4
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - YEARS ENDED DECEMBER 31, 2005 and 2004	5-6
NOTES TO FINANCIAL STATEMENTS	7
SUPPLEMENTAL SCHEDULE:
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) - DECEMBER 31, 2005	12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Countrywide Financial Corporation 401(k) Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Countrywide Financial Corporation 401(k) Savings and Investment Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i — schedule of assets (held at end of year), is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/KPMG LLP

Los Angeles, California
June 12, 2006

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollar amounts in thousands)

	December 31,
	2005	2004
ASSETS
Investments, at fair value:
Participant directed investments:
Stock mutual funds	$453,807	$328,591
Countrywide Financial Corporation Common Stock	48,484	59,552
Money market mutual funds	45,943	40,703
Participant loans	23,983	19,115
	572,217	447,961
Non-Participant directed investments:
Countrywide Financial Corporation Common Stock	221,151	212,053

Total investments	793,368	660,014

Receivables:
Employer’s contribution	11,036	5,717
Participants’ contribution	5,931	-

Total receivables	16,967	5,717

Net assets available for benefits	$810,335	$665,731

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2005

(Dollar amounts in thousands)

	Participant Directed: Consolidated Investments	Non-Participant Directed: CFC Common Stock	Accruals	Total
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$1,003	$(9,581)	$-	$(8,578)
Interest	901	355	-	1,256
Dividends	19,739	1,706	-	21,445
	21,643	(7,520)	-	14,123
Contributions:
Participants’	126,567	-	5,931	132,498
Participant rollovers	17,112	-	-	17,112
Employer’s	-	28,305	11,036	39,341
	143,679	28,305	16,967	188,951
Total additions	165,322	20,785	16,967	203,074

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(42,661)	(15,495)	-	(58,156)
Administrative expenses	(179)	(135)	-	(314)
Total deductions	(42,840)	(15,630)	-	(58,470)
Net increase prior to inter-fund transfer	122,482	5,155	16,967	144,604
Inter-fund transfers	1,774	3,943	(5,717)	-
Net increase	124,256	9,098	11,250	144,604
Net assets available for benefits:
Beginning of year	447,961	212,053	5,717	665,731

End of year	$572,217	$221,151	$16,967	$810,335

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2004

(Dollar amounts in thousands)

	Participant Directed: Consolidated Investments	Non-Participant Directed: CFC Common Stock	Accruals	Total
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$46,278	$56,776	$-	$103,054
Interest	722	248	-	970
Dividends	6,801	563	-	7,364
	53,801	57,587	-	111,388
Contributions:
Participants’	96,290	-	-	96,290
Participant rollovers	13,741	-	-	13,741
Employer’s	-	21,217	5,717	26,934
	110,031	21,217	5,717	136,965
Total additions	163,832	78,804	5,717	248,353

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(23,428)	(9,676)	-	(33,104)
Administrative expenses	(133)	(132)	-	(265)
Total deductions	(23,561)	(9,808)	-	(33,369)
Net increase prior to inter-fund transfer	140,271	68,996	5,717	214,984
Inter-fund transfers	4,391	3,367	(7,758)	-
Net increase (decrease)	144,662	72,363	(2,041)	214,984
Net assets available for benefits:
Beginning of year	303,299	139,690	7,758	450,747

End of year	$447,961	$212,053	$5,717	$665,731

The accompanying notes are an integral part of these financial statements.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Countrywide Financial Corporation (the Company) 401(k) Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.     General

The Plan is a defined contribution plan covering all full-time employees of the Company immediately upon their hire date if they are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.      Contributions

Each year, participants may contribute up to 40 percent of pretax annual compensation, as defined in the Plan document. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes a discretionary matching contribution equal to 50 percent of the first 6 percent of eligible earnings, as defined in the Plan, that the participant contributes. Contributions are subject to certain limitations. During the years ended December 31, 2005 and 2004, the Company’s discretionary matching contributions were made entirely in Company common stock.

C.      Participant Accounts

Each participant’s account is credited with the participant’s contribution, discretionary matching contribution and an allocation of Plan earnings. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.      Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company’s discretionary matching contribution portion of their accounts plus actual earnings thereon is based on years of service. Participants begin vesting in Company contributions after one year of credited service and are fully vested after five years of credited service.

E.      Participant Loans Receivable

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their total vested account balances. Loan terms may range up to 15 years for the purpose of purchasing a primary residence, and up to five years for all other purposes. The loans are secured by the balance in the participant’s account and earn interest at rates established by the Plan administrator. The current interest rates of participant loans receivable ranges from 4.0% to 11.5%. Principal and interest is paid ratably through semi-monthly payroll deductions.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE 1 - DESCRIPTION OF PLAN - Continued

F.       Payment of Benefits

On termination of service before the normal retirement age of 65, a participant may elect to defer distribution until normal retirement age or receive a lump sum payment equal to the vested share of the participant’s account. Effective March 28, 2005, if or when the participant’s total vested benefit value is $1,000 or less, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a lump sum. Prior to March 28, 2005, the same occurred if the participant’s total vested benefit value was $5,000 or less.

Effective March 28, 2005, if the participant’s total vested benefit value is between $1,000 and $5,000 and the participant does not elect to rollover or receive the distribution, the Plan requires the administrator to direct the trustee to pay the entire vested benefit to the participant in a direct rollover to an individual retirement plan designated by the administrator.

On termination of service due to death, disability or normal retirement, participants or their beneficiaries may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account.

G.      Forfeited Matching Contributions

At December 31, 2005, forfeited non-vested accounts totaled $2,510,753. During the year, $2,117,321 was forfeited and this amount, less investment losses of $1,855 less administration expenses of $133,088 had not yet been used to reduce the Company’s discretionary matching contributions as of December 31, 2005. Employer contributions of $3,215,832 were used to fund contributions to participant’s accounts.

At December 31, 2004, forfeited non-vested accounts totaled $3,744,207. During the year, $1,935,524 was forfeited and this amount, plus investment earnings of $33,266 less administration expenses of $131,294, had not yet been used to reduce the Company’s discretionary matching contributions as of December 31, 2004. Employer contributions of $44,108 were used to fund contributions to participant’s accounts.

NOTE 2 — SUMMARY OF ACCOUNTING POLICIES

A.      Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. The Company may pay administrative expenses of the Plan, with the exception of costs incurred for loans, which are paid for by participants who have loans.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES - Continued

B.      Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates estimated fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

C.      Payment of Benefits

Benefits are recorded when paid.

D.      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

E.       Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds and Countrywide Financial Corporation Common Stock. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Certain mutual funds offered by the Plan invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

As of December 31, 2005 and 2004, approximately 34% and 41%, respectively, of total Plan investments were invested in Countrywide Financial Corporation Common Stock.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE 3 — INVESTMENTS

The Plan’s investments are held in a trust fund administered by Fidelity Investments. The fair values of investments that represented five percent or more of the Plan’s net assets consisted of the following:

		December 31,
Investment Name	Investment Description	2005 Fair Value	2004 Fair Value
		(Dollar amounts in thousands)
Countrywide Financial Corporation Common Stock *	Stock	$269,635	$271,605
Spartan U.S. Equity Index Fund	Mutual Fund	60,217	49,034
Fidelity Equity-Income Fund	Mutual Fund	60,072	48,205
Fidelity Diversified International Fund	Mutual Fund	59,841	34,339
PIMCO Total Return Fund	Mutual Fund	50,330	40,556
Fidelity Retirement Money Market Portfolio	Mutual Fund	45,943	40,703
Wasatch Small Cap Growth Fund	Mutual Fund	41,706	26,355	**
All investments less than 5% of Plan assets	Various	205,624	149,217

Total investments		$793,368	$660,014

*                    Participantand nonparticipant-directed

**             Less than 5% of investments included for comparative purposes

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold during the year) depreciated in value by approximately $8,578,000 and appreciated in value by approximately $103,054,000, respectively, as follows:

	Years Ended December 31,
	2005	2004
	(Dollar amounts in thousands)

Countrywide Financial Corporation Common Stock *	$(15,684)	$82,154
Stock mutual funds	7,106	20,900

Net (depreciation) appreciation in fair value of investments	$(8,578)	$103,054

*                    Participant and nonparticipant-directed

Countrywide Financial Corporation
401(k) Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2005 and 2004

NOTE 4 — RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments and shares of common stock of Countrywide Financial Corporation. Fidelity Investments is the trustee and Countrywide Financial Corporation is the plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

NOTE 5 — PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 6 — TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (Code). Amendments to the Plan have been made subsequent to the date of the IRS determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the requirements of the Code.

NOTE 7 — SUBSEQUENT EVENT

Effective January 1, 2006, the Plan was amended to include a discretionary Profit Sharing contribution to eligible participants.  Eligible participants are participants who were hired on or after January 1, 2006, and are therefore not eligible to participate in the Company’s Defined Benefit Pension Plan, have completed one year of service and are actively employed on the last day of the year.  The contribution is currently contemplated to be 2% of eligible compensation, funded in cash or Company Stock.  Contributions, if made, will occur at the end of each year, with the first discretionary contribution occurring at the end of 2007.  Participants who receive the discretionary Profit Sharing contribution begin vesting after one year of credited service and are fully vested after five years.

Countrywide Financial Corporation
401(k) Savings and Investment Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005

(Dollar amounts in thousands)

Identity of Investment	Description of Investment	Cost	Fair Value

Stock Mutual Funds:
Fidelity Investments *	1,363,598 shares Spartan U.S. Equity Index Fund	$53,589	$60,217
Fidelity Investments *	1,138,150 shares Fidelity Equity-Income Fund	55,908	60,072
Fidelity Investments *	1,838,996 shares Fidelity Diversified International Fund	46,777	59,841
Pacific Investment Management Company	4,793,294 shares PIMCO Total Return Fund	51,148	50,330
Wasatch Funds	1,136,416 shares Wasatch Small Cap Growth Fund	41,490	41,706
Touchstone	1,741,483 shares Touchstone Growth/Value Fund	30,810	35,805
Fidelity Investments *	1,940,125 shares Fidelity Freedom 2030 Fund	25,915	29,141
Riversource Funds	1,405,962 shares of Riversource New Dimensions Fund	26,628	27,866
Fidelity Investments *	1,643,108 shares Fidelity Freedom 2020 Fund	21,865	24,170
Fidelity Investments *	2,289,085 shares Fidelity Freedom 2040 Fund	18,446	20,212
Fidelity Investments *	1,027,985 shares Fidelity Freedom 2010 Fund	13,457	14,443
Trust Company of the West	702,714 shares TCW Galileo Select Equities Fund	11,771	13,956
Alliance Bernstein	2,396,631 shares Alliance Bernstein Growth and Income Fund	8,301	9,203
Fidelity Investments *	354,594 shares Fidelity Freedom Income Fund	3,940	4,032
Fidelity Investments *	230,392 shares Fidelity Freedom 2000 Fund	2,741	2,813
	Subtotal Stock Mutual Funds	412,786	453,807

Money Market Mutual Funds:
Fidelity Investments *	Fidelity Retirement Money Market Portfolio	45,943	45,943
	Subtotal Money Market Mutual Funds	45,943	45,943

Corporate Stock:
Countrywide Financial Corporation *	Common Stock, 8,761,695 shares	147,762	269,635
	Subtotal Corporate Stock	147,762	269,635

Participant Loans:
Participant Loans *	4,364 participant loans with annual interest rates ranging from 4.0% to 11.5% and maturing through 1/1/21	—	23,983
	Subtotal Participant Loans	—	23,983

Total Investments		$606,491	$793,368

*                    Party-in-interest

See accompanying report of Independent Registered Public Accounting Firm.